Mercedes-Benz Auto Receivables Trust 2022-1
Investor Report

Amounts in USD

Dates

Collection Period No.	11			
Collection Period (from... to)	1-Sep-2023	30-Sep-2023		
Determination Date	12-Oct-2023			
Record Date	13-Oct-2023			
Distribution Date	16-Oct-2023			
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2023	16-Oct-2023	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Sep-2023	15-Oct-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	393,170,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	693,000,000.00	435,837,703.17	388,403,548.73	47,434,154.44	68.447553	0.560467
Class A-3 Notes	657,000,000.00	657,000,000.00	657,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	124,000,000.00	124,000,000.00	124,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,867,170,000.00**	**1,216,837,703.17**	**1,169,403,548.73**	**47,434,154.44**		
Overcollateralization	47,871,393.47	47,876,034.84	47,876,034.84			
Adjusted Pool Balance	1,915,041,393.47	1,264,713,738.01	1,217,279,583.57			
Yield Supplement Overcollateralization Amount	221,029,289.69	143,772,959.12	137,634,583.81			
Pool Balance	**2,136,070,683.16**	**1,408,486,697.13**	**1,354,914,167.38**			

	Amount	Percentage
Initial Overcollateralization Amount	47,871,393.47	2.50%
Target Overcollateralization Amount	47,876,034.84	2.50%
Current Overcollateralization Amount	47,876,034.84	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.260000%	1,910,421.93	2.756742	49,344,576.37	71.204295
Class A-3 Notes	5.210000%	2,852,475.00	4.341667	2,852,475.00	4.341667
Class A-4 Notes	5.250000%	542,500.00	4.375000	542,500.00	4.375000
Total		**$5,305,396.93**		**$52,739,551.37**	

Amounts in USD

Available Funds

Principal Collections	51,060,336.61
Interest Collections	5,181,862.15
Net Liquidation Proceeds	706,300.98
Recoveries	617,395.97
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	210,328.19
Available Collections	**57,776,223.90**
Reserve Fund Draw Amount	0.00
Available Funds	**57,776,223.90**

Distributions

(1) Total Servicing Fee	1,173,738.91
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	5,305,396.93
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	47,434,154.44
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	3,862,933.62
Total Distribution	**57,776,223.90**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,173,738.91	1,173,738.91	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	5,305,396.93	5,305,396.93	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	1,910,421.93	1,910,421.93	0.00
thereof on Class A-3 Notes	2,852,475.00	2,852,475.00	0.00
thereof on Class A-4 Notes	542,500.00	542,500.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	5,305,396.93	5,305,396.93	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	47,434,154.44	47,434,154.44	0.00
Aggregate Principal Distributable Amount	47,434,154.44	47,434,154.44	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,787,603.48
Reserve Fund Amount - Beginning Balance	4,787,603.48
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	16,534.86
minus Net Investment Earnings	16,534.86
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,787,603.48
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	16,534.86
Net Investment Earnings on the Collection Account	193,793.33
Investment Earnings for the Collection Period	210,328.19

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,136,070,683.16	55,476
Pool Balance beginning of Collection Period	1,408,486,697.13	45,045
Principal Collections	34,586,350.49	
Principal Collections attributable to Full Pay-offs	16,473,986.12	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,512,193.14	
Pool Balance end of Collection Period	1,354,914,167.38	44,127
Pool Factor	63.43%	

	As of Cutoff Date	Current
Weighted Average APR	4.40%	4.49%
Weighted Average Number of Remaining Payments	53.57	43.08
Weighted Average Seasoning (months)	13.45	25.01

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,337,917,318.31	43,770	98.75%
31-60 Days Delinquent	11,939,352.97	266	0.88%
61-90 Days Delinquent	3,170,472.00	60	0.23%
91-120 Days Delinquent	1,887,024.10	31	0.14%
Total	1,354,914,167.38	44,127	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.373%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,512,193.14	60	26,140,774.94	667
Principal Net Liquidation Proceeds	698,035.28		10,347,853.23	
Principal Recoveries	604,973.22		4,842,515.58	
Principal Net Loss / (Gain)	1,209,184.64		10,950,406.13	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	1.050%
Prior Collection Period	0.861 %
Second Prior Collection Period	1.100 %
Third Prior Collection Period	1.090 %
Four Month Average	1.025%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.513%
Average Net Loss / (Gain)	16,417.40

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.